

July 17, 2009

Room 4631

Kenneth D. Mann
Vice President and Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street, PO Box 7200
El Dorado, Arkansas 71731

> **Re:** **Deltic Timber Corporation**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 6, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2009**
> **File No. 1-12147**

Dear Mr. Mann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief